Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is designed to provide a reader of our financial statements with a narrative from the perspective of our management. You should read the following discussion and analysis of our results of operations and financial condition in conjunction with our financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Disclosure Regarding Forward-Looking Statements” in our annual report on Form 20-F, dated April 8, 2026.

Overview

Headquartered in Shibuya-ku, Tokyo, we are a sports and social business company dedicated to youth sports and community engagement. We primarily provide services related to the organization and operations of sports schools and sports events for children. Building upon our experience and know-how in sports education, we also operate a robust social business sector, dispatching sports coaches to meet various community needs.

At the core of our operations is the children’s sports school business. When we refer to a sports school, it refers to a series of courses and programs that we offer to teach a sport, instead of a physical location. As of June 30, 2026, we were recognized as one of Japan’s largest operators of children’s sports schools in terms of both membership and facilities. As of June 30, 2026, we held our sports classes at more than 4,800 facility locations in Japan nationwide, serving over 68,000 members. The number of members is based on the number of students taking classes; if a student is enrolled in two different classes, this student is counted as two members. We provide 13 sports schools, from soccer school “Liberta” and baseball school “Porte,” to rhythmic karate school “Quore” and kendo school “Kokoro.” We also offer classes that cater to the various needs of different age groups and sports capability levels. For instance, our “JJMIX” classes offer beginners from the age of two and up the opportunity to experience multiple sports, and our “Rugina” classes are designed specifically for girls. Approximately 79% of our sports school members are elementary school students, with additional programs for preschoolers, nursery school children, kindergarteners, and junior high school students. These classes are taught by professional coaches who bring their expertise and passion to each session, ensuring that students receive high-quality coaching in safe environments. Our sports school business also extends to sports merchandise sales and commissioned special guidance services.

Our approach to sports education emphasizes the development of non-cognitive skills, which are crucial for success both inside and outside the sports arena. Following our teaching principle “acknowledge, praise, encourage, and motivate,” our classes integrate non-cognitive skills, such as motivation, teamwork, strategic thinking, and sportsmanship, into our sports curriculum. For instance, our soccer program focuses on developing technical skills, tactical understanding, and teamwork, and our martial arts programs in karate and kendo promote physical fitness and self-discipline. Our holistic approach integrates physical and mental development, setting us apart in the industry.

Building upon our experience and know-how in sports education, our social business mainly dispatches sports coaches to meet various community needs. Our school club support business provides sports coaching in school club activities and physical education classes and coordinates collaborations between school clubs and private companies. Our LEIF after-school daycare service supports children with disabilities or developmental characteristics through soccer therapy, promoting independence and improving life skills. Our involvement also extends to facility management services at public sports facilities, focusing on providing sports coaching for people of all ages. Our elderly healthcare initiative offers exercise programs for the elderly, including exercise instruction such as preventive nursing care exercises, yoga, and other health promotion services at community centers and healthcare facilities. By addressing these diverse needs, we aim to promote physical health, social inclusion, and community well-being across different demographics.

Our revenue increased by JPY490.0 million (US$3.0 million), or 8.9%, from JPY5,488.8 million (US$33.8 million) for the six months ended June 30, 2025, to JPY5,978.8 million (US$36.8 million) for the six months ended June 30, 2026.

Our net income increased by JPY23.4 million (US$0.1 million), or 43.5%, from JPY53.7 million (US$0.3 million) for the six months ended June 30, 2025, to JPY77.1 million (US$0.5 million) for the six months ended June 30, 2026.

As of June 30, 2026, we had JPY100.0 million (US$0.6 million) of short-term loans, JPY75.0 million (US$0.5 million) of current portion of long-term loans, JPY80.0 million (US$0.5 million) of current portion of bond payable, JPY5.9 million (US$0.04 million) of long-term loans outstanding and JPY152.3 million (US$0.9 million) of bond payable, as compared to JPY100.0 million (US$0.6 million) of short-term loans, JPY151.0 million (US$0.9 million) of current portion of long-term loans, JPY40.0 million (US$0.2 million) of current portion of bond payable, JPY24.4 million (US$0.2 million) of long-term loans outstanding, and JPY18.2 million (US$0.1 million) of bond payable as of December 31, 2025.

Our Business Model

Our business model is predicated on our competitive advantage: the development of coaches who can enhance children’s non-cognitive skills through sports, and our expertise in integrating these skills with sports programs. Non-cognitive skills encompass attributes related to an individual’s personality, attitudes, behaviors, and social interactions.

We are committed to training coaches who can effectively foster children’s non-cognitive skills through sports. We pay fees to use public facilities (for instance, school gyms and grounds and municipal venues) capable of hosting these lessons. We tailor a variety of sports lesson programs in order to encourage our students’ interaction and enhance their non-cognitive skills.

Our coaches are expected to be exemplary adult role models who possess not only the skills to facilitate lessons but also the attributes of school teachers and parents. Having our coaches build robust relationships with children and their parents, our lessons become a valuable “third place” for children, alongside school and home, thereby increasing our customers’ switching cost and enhancing customer retention rate.

Trend Information

Our sports school business experiences seasonal fluctuations, with lower membership number around March due to school graduations, followed by growth from April to June when the new school year begins. Revenue from event hosting also peaks during school holidays in March, August, and December–January. Our social business cash flows show seasonality as some governmental contracts settle payments around fiscal year-end in March. For further details, see “Trend Information” under “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F, dated April 8, 2026.

Key Operating Metrics

We use the following key performance indicators to analyze our business performance and financial forecasts and to develop strategic plans. We believe that these indicators provide useful information to help investors understand and evaluate our results of operations in the same manner as our management team. Certain judgments and estimates are inherent in our processes for calculating these metrics.

These key performance indicators are presented for supplemental informational purposes only; they should not be considered a substitute for financial information presented in accordance with U.S. GAAP and may differ from similarly titled metrics or measures presented by other companies. The following table sets forth a summary of the key operating metrics:

	For the Six Months Ended June 30,						Period- Over-Period
	2025		2026		2026		2025 to 2026 % Change
Operating Metrics:
Sports school business
Number of members		69,500		68,873		-	(0.9)%
Average membership duration (Year)		1.88		1.99		-	5.9%
Revenue per capita	JPY	6,117,614	JPY	6,517,702	US$	40,082	6.5%
Social business
Number of schools		349		478		-	37.0%
Number of club activities		2,095		2,224		-	6.2%
Revenue per capita	JPY	5,063,460	JPY	4,655,200	US$	28,628	(8.1)%

For definitions of our key operating metrics, see “Key Operating Metrics” under “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F, dated April 8, 2026.

Results of Operations

The following table sets forth our selected profit or loss data, both in absolute amount and as a percentage of total revenue, for each of the periods indicated:

	For the Six Months Ended June 30,					Fluctuation
	2025		2026	2026
	JPY	%	JPY	US$	%	JPY	%
NET REVENUE
Sports school business	3,937,704,322	71.7%	4,148,517,523	25,512,069	69.4%	210,813,201	5.4%
Social business	1,551,106,499	28.3%	1,830,269,518	11,255,578	30.6%	279,163,019	18.0%
TOTAL REVENUE	5,488,810,821	100.0%	5,978,787,041	36,767,647	100.0%	489,976,220	8.9%
COST OF REVENUE	(4,047,686,339)	(73.7)%	(4,212,676,644)	(25,906,627)	(70.5)%	(164,990,305)	4.1%
GROSS PROFIT	1,441,124,482	26.3%	1,766,110,397	10,861,020	29.5%	324,985,915	22.6%
OPERATING EXPENSES:
Selling, general and administrative expenses	(1,373,195,238)	(25.0)%	(1,673,800,712)	(10,293,345)	(28.0)%	(300,605,474)	21.9%
TOTAL OPERATING EXPENSES	(1,373,195,238)	(25.0)%	(1,673,800,712)	(10,293,344)	(28.0)%	(300,605,474)	21.9%
INCOME FROM OPERATIONS	67,929,244	1.2%	92,309,685	567,675	1.5%	24,380,441	35.9%
Interest expenses, net	(8,167,393)	(0.1)%	(2,858,462)	(17,579)	(0.0)%	5,308,931	(65.0)%
Other income and expenses, net	(11,208,513)	(0.2)%	23,270,327	143,105	0.4%	34,478,840	(307.6)%
INCOME BEFORE INCOME TAX PROVISION	48,553,338	0.9%	112,721,550	693,202	1.9%	64,168,212	132.2%
Provision for income taxes	5,152,860	0.1%	(35,644,710)	(219,204)	(0.6)%	(40,797,570)	(791.7)%
NET INCOME	53,706,198	1.0%	77,076,840	473,998	1.3%	23,370,642	43.5%
ADJUSTED INCOME FROM OPERATIONS	67,929,244	1.2%	139,675,304	858,960	2.3%	71,746,060	105.6%

Revenue

Total revenue increased by JPY490.0 million (US$3.0 million), or 8.9%, for the six months ended June 30, 2026, compared to the six months ended June 30, 2025.

Sports school business revenue increased by JPY210.8 million (US$1.3 million), or 5.4%, for the six months ended June 30, 2026, compared to the six months ended June 30, 2025. The increase was primarily driven by: (i) an increase of JPY194.2 million (US$1.2 million) in sports school business-other revenue, mainly attributable to services provided to a new customer, and (ii) an increase of JPY46.5 million (US$0.3 million) in membership fee revenue, mainly attributable to higher monthly membership fee rates, despite a 0.9% decrease in the period-end number of members. These increases were partially offset by a decrease of JPY33.0 million (US$0.2 million), or 4.1%, in event hosting revenue, primarily because the number of customers who joined events decreased by 9.3%, from 90,501 for the six months ended June 30, 2025 to 82,100 for the six months ended June 30, 2026, while higher revenue per participant partially offset the decrease. The number of customers who joined events refers to the total number of participants, including both members and non-members of the Company. We define the number of customers who participated in events as the total number of times customers attended throughout the six-month period. For example, if the same customer attends three events during the same period, this customer is counted as three customers.

Social business revenue increased by JPY279.2 million (US$1.7 million), or 18.0%, for the six months ended June 30, 2026, compared to the six months ended June 30, 2025. The increase was primarily driven by: (i) an increase of JPY120.3 million (US$0.7 million) in school club activity support revenue due to increases in the number of contracted schools and club activities, and (ii) an increase of JPY113.1 million (US$0.7 million) in welfare and after-school revenue, primarily attributable to increased revenue from existing contracts, as well as acquisition of a new client.

Cost of revenue and gross profit

Cost of revenue increased by JPY165.0 million (US$1.0 million), or 4.1%, for the six months ended June 30, 2026, compared to the six months ended June 30, 2025. The increase was primarily driven by an increase in salaries and welfare expenses of JPY284.4 million (US$1.7 million), or 10.5%, due mainly to business expansion, and an increase in school facility rental fees of JPY30.4 million (US$0.2 million), or 12.5%. These increases were partially offset by decreases in travel expenses of JPY81.0 million (US$0.5 million) and other cost of revenue of JPY57.9 million (US$0.4 million).

	For the Six Months Ended June 30,					Fluctuation
	2025		2026	2026
	JPY	%	JPY	US$	%	JPY	%
Salaries and welfare expenses	2,720,159,344	67.2%	3,004,533,247	18,476,928	71.3%	284,373,903	10.5%
Event hosting expenses	388,428,588	9.6%	377,540,974	2,321,757	9.0%	(10,887,614)	(2.8)%
School facility rental fees	242,931,266	6.0%	273,375,479	1,681,173	6.5%	30,444,213	12.5%
Travel expenses	232,511,197	5.7%	151,482,677	931,570	3.6%	(81,028,520)	(34.8)%
Others	463,655,944	11.5%	405,744,267	2,495,199	9.6%	(57,911,677)	(12.5)%
Total	4,047,686,339	100.0%	4,212,676,644	25,906,627	100.0%	164,990,305	4.1%

Our gross profit increased by 22.6%, from JPY1,441.1 million for the six months ended June 30, 2025 to JPY1,766.1 million for the six months ended June 30, 2026. Gross margin increased from 26.3% to 29.5%, as revenue growth exceeded the increase in cost of revenue.

Selling, general, and administrative expenses

Selling, general, and administrative expenses increased by JPY300.6 million (US$1.8 million), or 21.9%, for the six months ended June 30, 2026, compared to the six months ended June 30, 2025. The increase was primarily attributable to: (i) an increase in promotion fees of JPY164.8 million (US$1.0 million), primarily due to business growth and a refinement of our expense classification approach beginning in fiscal 2026, (ii) an increase in outside services of JPY136.5 million (US$0.8 million), mainly reflecting acquisition-related costs, (iii) an increase in taxes and public dues of JPY36.4 million (US$0.2 million) due to higher capital-based taxes following our IPO, and (iv) an increase in travel expenses of JPY16.9 million (US$0.1 million), partly due to the refinement of our expense classification approach.

	For the Six Months Ended June 30,					Fluctuation
	2025		2026	2026
	JPY	%	JPY	US$	%	JPY	%
Salaries and welfare expenses	452,024,232	32.9%	436,969,747	2,687,226	26.1%	(15,054,485)	(3.3)%
Outside services	116,348,887	8.5%	252,802,451	1,554,655	15.1%	136,453,564	117.3%
Office rental fees	153,673,008	11.2%	118,746,356	730,252	7.1%	(34,926,652)	(22.7)%
System maintenance fees	138,056,417	10.1%	106,347,672	654,005	6.4%	(31,708,745)	(23.0)%
Commission expenses	121,999,412	8.9%	136,369,797	838,631	8.1%	14,370,385	11.8%
Depreciation and amortization expenses	66,679,088	4.9%	64,001,684	393,590	3.8%	(2,677,404)	(4.0)%
Promotion fees	66,105,459	4.8%	230,950,049	1,420,270	13.8%	164,844,590	249.4%
Travel expenses	51,527,704	3.8%	68,453,644	420,968	4.1%	16,925,940	32.8%
Recruitment fees	75,058,719	5.5%	66,648,523	409,867	4.0%	(8,410,196)	(11.2)%
Taxes and public dues	27,210,817	2.0%	63,610,550	391,185	3.8%	36,399,733	133.8%
Office supplies	14,855,827	1.1%	19,193,096	118,031	1.1%	4,337,269	29.2%
Entertainment expenses	16,046,742	1.2%	10,492,945	64,528	0.6%	(5,553,797)	(34.6)%
Conference fees	12,751,812	0.9%	23,364,153	143,682	1.4%	10,612,341	83.2%
Others	60,857,114	4.4%	75,850,045	466,454	4.5%	14,992,931	24.6%
Total	1,373,195,238	100.0%	1,673,800,712	10,293,344	100.0%	300,605,474	21.9%

Other income and expenses, net

Other income and expenses, net increased by JPY34.5 million (US$0.2 million), from expense of JPY11.2 million for the six months ended June 30, 2025 to income of JPY23.3 million for the six months ended June 30, 2026. The increase was primarily attributable to: (i) the absence of JPY19.6 million of franchise fee refunds recognized in the prior-year period, (ii) an increase in grant income of JPY7.9 million, and (iii) an unrealized gain on long-term investment of JPY4.7 million in the current-year period.

	For the Six Months Ended June 30,					Fluctuation
	2025		2026	2026
	JPY	%	JPY	US$	%	JPY	%
Dividend income	87,500	(0.8)%	87,900	541	0.4%	400	0.5%
Grant income	9,399,558	(83.9)%	17,310,392	106,453	74.4%	7,910,834	84.2%
Loss on disposal of long-lived assets	(168,973)	1.5%	292,080	1,796	1.3%	461,053	(272.9)%
Unrealized loss on short-term investment	(224,000)	2.0%	-	-	-%	224,000	(100.0)%
Unrealized gain on long-term investment	-	-%	4,665,574	28,692	20.0%	4,665,574	100.0%
Franchise income returned	(19,623,522)	175.1%	-	-	-%	19,623,522	(100.0)%
Unrealized foreign exchange loss	(4,442,405)	39.6%	(324,095)	(1,993)	(1.4)%	4,118,310	(92.7)%
Other income, net	3,763,329	(33.6)%	1,238,476	7,616	5.3%	(2,524,853)	(67.1)%
Total	(11,208,513)	100.0%	23,270,327	143,105	100.0%	34,478,840	(307.6)%

Income tax provisions

Income tax provisions were JPY35.6 million for the six months ended June 30, 2026, compared to an income tax benefit of JPY5.2 million for the six months ended June 30, 2025. While the statutory tax rate was 30.6% for both periods, our effective tax rates for the six months ended June 30, 2025 and 2026 were (10.6) % and 31.6%, respectively. The effective tax rate for the six months ended June 30, 2025 was lower than the statutory tax rate primarily due to the tax deductibility of certain IPO-related costs that were capitalized for accounting purposes, partially offset by the effect of certain non-deductible expenses.

We had no tax obligation arising from other jurisdictions during the six months ended June 30, 2025 and 2026. During the six months ended June 30, 2025 and 2026, we had no material dispute or unresolved tax issues with the relevant tax authorities.

Net income

As a result of the foregoing reasons, we reported net income of JPY77.1 million (US$0.5 million) for the six months ended June 30, 2026, as compared to net income of JPY53.7 million for the six months ended June 30, 2025.

Adjusted income from operations

As a result of the foregoing reasons, we reported adjusted income from operations of JPY139.7 million (US$0.9 million) for the six months ended June 30, 2026, as compared to adjusted income from operations of JPY67.9 million for the six months ended June 30, 2025. See “Non-GAAP Financial Measures and Reconciliation” below.

Non-GAAP Financial Measures and Reconciliation

In our report, we discuss key financial measures that are not calculated in accordance with GAAP to supplement our unaudited interim condensed consolidated financial statements presented on a GAAP basis. This non-GAAP financial measure is reconciled from its most directly comparable financial measure determined in accordance with GAAP as follows:

	For the Six Months Ended June 30,
	2025	2026	2026
	JPY	JPY	US$
INCOME FROM OPERATIONS	67,929,244	92,309,685	567,676
Plus: acquisition-related costs(a)	-	47,365,619	291,284
Adjusted INCOME FROM OPERATIONS	67,929,244	139,675,304	858,960

(a)	Represents acquisition-related costs incurred in connection with our acquisition activities, including transaction-related costs, legal, financial and tax due diligence expenses, integration costs and other acquisition-related costs. These costs have been added back for normalization purposes as they are not considered reflective of our core operating performance.

Our primary non-GAAP financial measure and corresponding metrics reflect how we evaluate our current and prior year operating results. As new events or circumstances arise, these definitions could change. When our definitions change, we provide the updated definitions. When items no longer impact our current or future presentation of non-GAAP operating results, we remove these items from our non-GAAP definitions.

Adjusted income from operations is a financial measure that is not calculated in accordance with GAAP (collectively referred to as the “non-GAAP financial measures”), and the use of the term adjusted income from operations may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures. We believe the non-GAAP financial measure provides investors with useful information with respect to our historical operations. We present the non-GAAP financial measure as a supplemental performance measure because we believe it facilitates a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period. Specifically, adjusted income from operations allows us to assess our performance without the impact of the specifically identified items that we believe do not directly reflect our core operations, including acquisition-related costs and other items that management does not consider reflective of our core operating performance. The non-GAAP financial measure also functions as a key performance indicator used to evaluate our operating performance internally, and it is used in connection with the determination of incentive compensation for management, including executive officers.

As our initial public offering was completed during the fiscal year ended December 31, 2025, and the related listing-related and transformational expenses were specific to our initial public offering and related transformation activities, we do not expect to incur such expenses in the fiscal year ending December 31, 2026 or future periods. Accordingly, beginning with the fiscal year ending December 31, 2026, we have revised our presentation of adjusted income from operations and removed listing-related and transformational expenses from the adjustments to adjusted income from operations for all historical periods presented.

Adjusted income from operations is not a measurement of our financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations or any other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Consequently, our non-GAAP financial measure should be considered together with our unaudited interim condensed consolidated financial statements, which are prepared in accordance with GAAP. We understand that although adjusted income from operations is frequently used by securities analysts, lenders and others in their evaluation of companies, it has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

●	adjusted income from operations does not fully reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

●	adjusted income from operations does not reflect changes in, or cash requirements for, our working capital needs;

●	adjusted income from operations does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on debt; and

●	although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted income from operations does not reflect any cash requirements for such replacements.

Because of these limitations, adjusted income from operations should not be considered as discretionary cash available to us to reinvest in the growth of our business or as a measure of cash that will be available to us to meet our obligations.

Financial Guidance

Revenue is expected to be between US$82.9 million and US$95.7 million for the fiscal year ending December 31, 2026, an increase of approximately 10.8% to 27.9% from US$74.8 million for the fiscal year ended December 31, 2025.

Income from operations is expected to be between US$4.5 million and US$5.4 million for the fiscal year ending December 31, 2026, an increase of approximately 13.2% to 33.9% from US$4.0 million for the fiscal year ended December 31, 2025.

The guidance includes the results of Well Resources (from May 1, 2026), Tokai Sports (from June 1, 2026) and SWIFT JAPAN (from July 1, 2026). It does not assume any further business acquisitions, restructuring activities or legal settlements during the period. The guidance is translated at the FY2025 assumed exchange rate of US$1 = JPY156.80, the same rate used in the first quarter, to eliminate the impact of foreign exchange volatility. This rate will be used for the guidance throughout fiscal 2026.